UNITED STATES
SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

VINCE HOLDING CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-36212	75-3264870
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

500 Fifth Avenue, 20th Floor New York, NY 10110		10110
(Address of principal executive offices)		(Zip Code)

David Stefko

Executive Vice President, Chief Financial Officer

(212) 944 2600

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report

Vince Holding Corp. (the “Company”) has reviewed its products to ascertain whether they contain tin, tantalum, tungsten or gold (“Conflict Minerals”) and has determined that Conflict Minerals are contained in, and may be necessary to the functionality or production of, certain products that were manufactured by or on behalf of the Company during the calendar year 2020 (the “Covered Products”). As a result of this determination, the Company conducted a reasonable country of origin inquiry to ascertain whether any Conflict Minerals in its Covered Products originated in the Democratic Republic of the Congo or an adjoining country (each, a “Covered Country”). Based on the results of the Company’s reasonable country of origin inquiry, the Company has no reason to believe that any Conflict Minerals in its Covered Products may have originated in a Covered Country or did not come from recycled or scrap sources. The reasonable country of origin inquiry the Company undertook in making its determination and the results of the inquiry are briefly described below.

As part of its reasonable country of origin inquiry, the Company has communicated its Conflict Minerals policy (the “Policy”) to its suppliers by posting it to the supplier intranet site of the Company. The Company’s Policy is to support the goal of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act to prevent armed groups from benefitting from the sourcing of Conflict Minerals from the Covered Countries. The Company requires its vendors and suppliers to purchase Conflict Minerals only from legitimate sources not involved in funding conflict and to avoid the use of Conflict Minerals that may finance or benefit armed groups in the Covered Countries. Under the Policy, vendors and suppliers are expected to verify that the Conflict Minerals they purchase are conflict free, and to cooperate with the Company in its efforts to ascertain the source and origin of Conflict Minerals used in Covered Products.

The Company also identified all of its Covered Products that it believed contained Conflict Minerals, and developed a process to verify the presence of Conflict Minerals that are necessary to the functionality or production of each of its Covered Products. The Company identified each of its suppliers who supply Covered Products or components or materials that contain Conflict Minerals and that are used in Covered Products (“Covered Suppliers”). The Company requested each of its Covered Suppliers to complete a conflict minerals survey, created based on the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative Conflict Minerals Reporting Template (the “Conflict Minerals Survey”). The Conflict Minerals Survey is designed to confirm the use of Conflict Minerals in the Covered Products, to identify the source of the Conflict Minerals, and to determine whether any of the Conflict Minerals originated in the Covered Countries or were from recycled or scrap sources. The Company reviewed the Conflict Minerals Survey responses received from each of its Covered Suppliers, and contacted each Covered Supplier whose Conflict Minerals Survey was incomplete to obtain additional information.

The information contained in this Form SD is publicly available on the Company’s website at http://investors.vince.com/. The website and the information accessible through it are not incorporated into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

VINCE HOLDING CORP.

/s/ David Stefko	May 28, 2021
By: David Stefko	(Date)
Executive Vice President, Chief Financial Officer

*	Print name and title of the registrant’s signing executive officer under his or her signature.